January 8, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:           Allstate Financial Advisors Separate Account I (“Registrant”)
Allstate Life Insurance Company (“Depositor”)
Post-Effective Amendment No. 10 to Form N-4 Registration Statement
(File Nos. 333-141909 and 811-09327; CIK No.  1085612)

Commissioners:

Registrant is filing this letter with the Commission for the purpose of responding to comments received by telephone from the Commission Staff.  The comments are set forth below, with our response immediately following each comment.  Attached with this letter is the proposed revised prospectus supplement incorporating the comments set forth below, marked to show the revisions.

1.  Comment:  Optional Feature for TrueAccumulation – Highest Daily section.  Please identify the bond fund sub-accounts that are available.

Response:  We have listed the available bond fund sub-accounts that are available within TrueAccumulation – Highest Daily in the second paragraph of the section entitled “Optional Feature for True-Accumulation – Highest Daily.”

2.  Comment:  Optional Feature for TrueAccumulation – Highest Daily section.  Please describe how the formula selects the correct bond fund account.

Response:  We have added an additional paragraph as the second paragraph of the section entitled “Optional Feature for TrueAccumulation – Highest Daily.”  The paragraph explains how the formula selects the correct bond fund account and is substantially similar to a paragraph previously reviewed by the Commission Staff in connection with the Highest Daily GRO II benefit available within the Prudential Premier variable annuity offered by Pruco Life Flexible Premium Variable Annuity Account, which was filed with the Commission under File No. 333-130989 on October 22, 2009.

3.   Comment:  Optional Feature for TrueAccumulation – Highest Daily section.  Please add a description as to why it is beneficial for the customer to add the 90% cap option.

Response:  We have included the following disclosure in the second paragraph of the supplement:   “The 90% cap rule thus allows you to maintain a portion of your Account Value invested in your selected variable Sub-accounts.  You should consult with your registered representative to determine if the 90% cap rule is appropriate for you.”

All financial statements, exhibits, and other required disclosure will be filed in Registrant’s Post-Effective Amendment No. 12.

We appreciate your review of this filing. If you have any questions, please do not hesitate to call me at 847/402-5745.  My fax number is 847-402-3781.

Very truly yours,

/s/ JOCELYN LIU
----------------------------
Jocelyn Liu

Enclosure

cc:           Thomas S. Clark, Esq.
Prudential Financial

Allstate Life Insurance Company

Allstate RetirementAccess Variable Annuity B SeriesSM (“B Series”)
Allstate RetirementAccess Variable Annuity L SeriesSM (“L Series”)
Allstate RetirementAccess Variable Annuity X SeriesSM (“X Series”)

Supplement dated January ___, 2010
To
Prospectuses dated May 1, 2009

This supplement should be read and retained with the prospectus for your Annuity.  If you would like another copy of the prospectus, please call us at 1-866-695-2647.

This supplement describes an option available to those currently participating in TrueAccumulation® -- Highest Daily, under which they may elect, at no cost, a “90% cap rule” that limits the amount of Account Value that may be transferred into the required AST bond portfolio Sub-account.  If you elect the 90% cap rule, we will replace the current formula governing asset transfers under the benefit with a formula that will transfer no more than 90% of Account Value into the applicable AST bond portfolio Sub-account.  The 90% cap rule thus allows you to maintain a portion of your Account Value invested in your selected variable Sub-accounts.  You should consult with your registered representative to determine if the 90% cap rule is appropriate for you.

A.  Optional 90% Cap Rule Applicable to TrueAccumulation -- Highest Daily

In the section entitled “Living Benefits – TrueAccumulation -- Highest Daily” , we add the following description of an optional feature for owners of TrueAccumulation -- Highest Daily that limits the amount of Account Value that can be allocated to the AST bond portfolio Sub-account used with the benefit.

OPTIONAL FEATURE FOR TRUEACCUMULATION -- HIGHEST DAILY
If you currently own an Annuity and have elected, as of the date of this Supplement, TrueAccumulation -- Highest Daily benefit, you can elect this optional feature, at no additional cost, which utilizes a new asset transfer formula. The new predetermined mathematical formula is described below and will replace the “Transfer Calculation” portion of the asset transfer formula currently used in connection with your benefit on a prospective basis. This election may only be made once and may not be revoked once elected. The new asset transfer formula is added to Appendix E in your prospectus, and is provided below.

For purposes of operating the formula for TrueAccumulation – Highest Daily, we have included within this Annuity several AST bond portfolio Sub-accounts.  These are currently AST Bond Portfolio 2018, AST Bond Portfolio 2019, AST Bond Portfolio 2020, and AST Bond Portfolio 2021. Each AST bond portfolio is unique, in that its underlying investments generally mature at the same time as each outstanding maturity date that exists under the benefit. For example, there would be an AST bond portfolio whose underlying investments generally mature in 2020 (corresponding to all guarantees that mature in 2020), an AST bond portfolio whose underlying investments generally mature in 2021 (corresponding to all guarantees that mature in 2021), and so forth. As discussed below, the formula determines the appropriate AST bond portfolio Sub-Account to which Account Value is transferred.We will introduce new AST bond portfolio Sub-accounts in subsequent years, to correspond generally to the length of new guarantee periods that are created under this benefit. If you have elected TrueAccumulation -- Highest Daily, you may have Account Value allocated to an AST bond portfolio Sub-account only by operation of the predetermined mathematical formula, and thus you may not allocate purchase payments to, or transfer Account Value to or from, such a Portfolio. Please see the prospectus for your Annuity and the prospectus for the Advanced Series Trust for more information about each AST bond portfolio used with this benefit.

Although we employ several AST bond portfolio Sub-accounts for purposes of the benefit, the formula described in the next paragraph operates so that your Account Value may be allocated to only one AST bond portfolio Sub-account at one time. In the description of the formula in the next paragraph, we refer to the AST bond portfolio Sub-account in which you are invested immediately prior to any potential asset transfer as the "Current AST bond portfolio Sub-account." The formula may dictate that a transfer out of the Current AST bond portfolio Sub-account be made, or alternatively may mandate a transfer into an AST bond portfolio Sub-account. Any transfer into an AST bond portfolio Sub-account will be directed to the AST bond portfolio Sub-account associated with the "current liability" (we refer to that Sub-account as the "Transfer AST bond portfolio Sub-account"). Note that if the Current AST bond portfolio Sub-account is associated with the current liability, then that Sub-account would be the Transfer AST bond portfolio Sub-account, and we would simply transfer additional assets into the Sub-account if dictated by the formula.

Under the new formula, the formula will not execute a transfer to the Transfer AST bond portfolio Sub-account that results in more than 90% of your Account Value being allocated to the Transfer AST bond portfolio Sub-account (“90% cap rule”). Thus, on any Valuation Day, if the formula would require a transfer to the Transfer AST bond portfolio Sub-account that would result in more than 90% of the Account Value being allocated to the Transfer AST bond portfolio Sub-account , only the amount that results in exactly 90% of the Account Value being allocated to the Transfer AST bond portfolio Sub-account  will be transferred. Additionally, future transfers into the Transfer AST bond portfolio Sub-account  will not be made (regardless of the performance of the Transfer AST bond portfolio Sub-account and the Permitted Sub-accounts) at least until there is first a formula-initiated transfer out of the Transfer AST bond portfolio Sub-account. Once this transfer occurs out of the Transfer AST bond portfolio Sub-account, future amounts may be transferred to or from the Transfer AST bond portfolio Sub-account if dictated by the formula (subject to the 90% cap rule).  At no time will the formula make a transfer to the Transfer AST bond portfolio Sub-account that results in greater than 90% of your Account Value being allocated to the Transfer AST bond portfolio Sub-account.  However, it is possible that, due to the investment performance of your allocations in the Transfer AST bond portfolio Sub-account  and your allocations in the Permitted Sub-accounts you have selected, your Account Value could be more than 90% invested in the Transfer AST bond portfolio Sub-account.

If you make additional purchase payments to your Annuity while the transfer restriction of the 90% cap rule is in effect, the formula will not transfer any of such additional purchase payments to the Transfer AST bond portfolio Sub-account at least until there is first a transfer out of the Transfer AST bond portfolio Sub-account, regardless of how much of your Account Value is in the Permitted Sub-accounts. This means that there could be scenarios under which, because of the additional purchase payments you make, less than 90% of your entire Account Value is allocated to the Transfer AST bond portfolio Sub-account, and the formula will still not transfer any of your Account Value to the Transfer AST bond portfolio Sub-account (at least until there is first a transfer out of the Transfer AST bond portfolio Sub-account).
For example,

•
March 19, 2010 – a transfer is made that results in the 90% cap rule being met and now $90,000 is allocated to the Transfer AST bond portfolio Sub-account and $10,000 is allocated to the Permitted Sub-accounts.

•
March 20, 2010 – you make an additional purchase payment of $10,000.  No transfers have been made from the Transfer AST bond portfolio Sub-account to the Permitted Sub-accounts since the cap went into effect on March 19, 2010.

•
As of March 20, 2010 (and at least until first a transfer is made out of the Transfer AST bond portfolio Sub-account under the formula) – the $10,000 payment is allocated to the Permitted Sub-accounts and now you have 82% in the Transfer AST bond portfolio Sub-account and 18% in the Permitted Sub-accounts (such that $20,000 is allocated to the Permitted Sub-accounts and $90,000 is allocated to the Transfer AST bond portfolio Sub-account).

•
Once there is a transfer out of the Transfer AST bond portfolio Sub-account (of any amount), the formula will operate as described above, meaning that the formula could transfer amounts to or from the Transfer AST bond portfolio Sub-account if dictated by the formula (subject to the 90% cap rule).

If at the time you elect the 90% cap rule, more than 90% of your Account Value is allocated to an AST bond portfolio Sub-account used with the benefit, a transfer will be made from the AST bond portfolio Sub-account such that Account Value will be allocated 90% to the AST bond portfolio Sub-account and 10% will be allocated to your elected Sub-accounts.  Amounts to be transferred from the AST bond portfolio Sub-account to your elected Sub-accounts will be transferred according to the following “hierarchy” (i.e., if a given item is inapplicable, we use the next instruction that is applicable): (a) the percentages dictated by any existing asset allocation program; or (b) the percentages dictated by any auto-rebalancing program; or (c) pro-rata according to amounts currently held in your elected Sub-accounts; or (d) according to the currently-effective allocation instructions used for the allocation of subsequent Purchase Payments.

It is possible that additional transfers might occur after this initial transfer if dictated by the formula.  The amount of such additional transfer(s) will vary.  If, on the date this feature is elected, 100% of your Account Value is allocated to the Transfer AST bond portfolio Sub-account, a transfer of an amount equal to 10% of your Account Value will be made to your Permitted Sub-accounts.  It is possible than an additional transfer to the Permitted Sub-accounts could occur the following Valuation Day, and in some instances (based upon the formula) this additional transfer could be large.  Thereafter, your Account Value can be transferred between the Transfer AST Bond Portfolio Sub-account and your Permitted Sub-accounts as frequently as daily, based on what the formula prescribes.

Once the transfer restriction of the 90% cap rule is triggered, future transfers into the Transfer AST bond portfolio Sub-account will not be made (regardless of the performance of the Transfer AST bond portfolio Sub-account and the Permitted Sub-accounts) at least until there is first a transfer out of the Transfer AST bond portfolio Sub-account.  Once this transfer occurs out of the Transfer AST bond portfolio Sub-account, future amounts may be transferred to or from the Transfer AST bond portfolio Sub-account if dictated by the formula (subject to the 90% cap rule).

 Important Considerations When Electing this Feature:
•	At any given time, some, most or none of your Account Value may be allocated to the Transfer AST bond portfolio Sub-account.
•
Please be aware that because of the way the 90% cap rule asset transfer formula operates, it is possible that more than or less than 90% of your Account Value may be allocated to the Transfer AST bond portfolio Sub-account.

•
If this feature is elected, any Account Value transferred to the Permitted Sub-accounts is subject to the investment performance of those Sub-accounts.  Your Account Value can go up or down depending on the performance of the Permitted Sub-accounts you select.

•	Your election of the 90% cap rule will not result in your losing the guarantees you had accumulated under your existing TrueAccumulation -- Highest Daily benefit.

The following is added to Appendix E in your prospectus:

FORMULA FOR ANNUITIES WITH 90% CAP RULE FEATURE – TRUEACCUMULATION -- HIGHEST DAILY

The following are the terms and definitions referenced in the transfer calculation formula:

▪ AV is the current Account Value of the Annuity
▪ V is the current Account Value of the elected Sub-accounts of the Annuity
▪ B is the total current value of the AST bond portfolio Sub-account
▪ Cl is the lower target value. Currently, it is 79%.
▪ Ct is the middle target value. Currently, it is 82%.
▪ Cu is the upper target value. Currently, it is 85%.
 ▪ T is the amount of a transfer into or out of the Transfer AST bond portfolio Sub-account.

For each guarantee provided under the benefit,

▪ Gi is the guarantee amount
▪ Ni is the number of days until the maturity date

▪ di is the discount rate applicable to the number of days until the maturity date. It is determined with reference to a benchmark index, reduced by the Discount Rate Adjustment and subject to the discount rate minimum. The discount rate minimum, beginning on the effective date of the benefit, is three percent, and will decline monthly over the first twenty-four months following the effective date of the benefit to one percent in the twenty-fifth month, and will remain at one percent for every month thereafter. Once selected, we will not change the applicable benchmark index. However, if the benchmark index is discontinued, we will substitute a successor benchmark index, if there is one.  Otherwise we will substitute a comparable benchmark index. We will obtain any required regulatory approvals prior to substitution of the benchmark index.

Transfer Calculation

The formula, which is set on the Effective Date of the 90% Cap Rule, and is not changed while the benefit is in effect, determines, on each Valuation Day, when a transfer is required.

On the Effective Date of the 90% Cap Rule (and only on this date), the following asset transfer calculation is performed to determine the amount of Account Value allocated to the AST bond portfolio Sub-account:

 If (B / (V + B) > .90), then

T = B - [(V + B) * .90]

If T as described above is greater than $0, then that amount ("T") is transferred from the AST bond portfolio Sub-account to the elected Sub-accounts and no additional transfer calculations are performed on the Effective Date of the 90% Cap Rule. Any transfers into the AST bond portfolio Sub-account are suspended. The suspension will be lifted once a transfer out of the AST bond portfolio Sub-account occurs.

On each Valuation Date thereafter (including the Effective Date of the 90% Cap Rule, provided (B / (V + B) < = .90), the formula begins by determining the value on that Valuation Day that, if appreciated at the applicable discount rate, would equal the Guarantee Amount at the end of the Guarantee Period. We call the greatest of these values the "current liability (L)."

L = MAX(Li), where Li = Gi / (1 + di) (Ni/365)

Next the formula calculates the following formula ratio:

r = (L – B) / V

If the formula ratio exceeds an upper target value, then all or a portion of the Account Value will be transferred to the AST bond portfolio Sub-account associated with the current liability, subject to the rule that prevents a transfer into that AST bond portfolio Sub-account if 90% or more of Account Value is in that Sub-account (the  “90% cap rule”). If at the time we make a transfer to the AST bond portfolio Sub-account associated with the current liability there is Account Value allocated to an AST bond portfolio Sub-account not associated with the current liability, we will transfer all assets from that AST bond portfolio Sub-account to the AST bond portfolio Sub-account associated with the current liability.

The formula will transfer assets into the Transfer AST bond portfolio Sub-account if r > Cu, subject to the 90% cap rule.

The transfer amount is calculated by the following formula:
T = {Min(MAX(0, (.90 * (V + B)) - B), [L - B - V * Ct] / (1 - Ct))}

If the formula ratio is less than a lower target value and there are assets in the Transfer  AST bond portfolio Sub-account, then the formula will transfer assets out of the Transfer AST bond  portfolio Sub-account into the elected Sub-accounts.

The formula will transfer assets out of the Transfer AST bond  portfolio Sub-account if r < Cl and B > 0.

The transfer amount is calculated by the following formula:

T = {Min(B, – [L – B – V * Ct] / (1 – Ct))}

If, following a transfer to the elected Sub-accounts, there are assets remaining in an AST bond portfolio Sub-account not associated with the current liability, we will transfer all assets from that AST bond portfolio Sub-account to the AST bond portfolio Sub-account associated with the current liability.

If transfers into the AST bond portfolio Sub-account are restricted due to the operation of the 90% cap rule, then we will not perform any intra-AST bond portfolio Sub-account transfers. However, if assets transfer out of an AST bond portfolio Sub-account and into the elected Sub-accounts due to the maturity of the AST bond portfolio, by operation of the formula, assets may subsequently transfer to another AST bond portfolio Sub-account that is associated with a future guarantee, subject to the 90% cap rule.

B.  AMENDED DISCLOSURE PERTAINING TO TRUEACCUMULATION -- HIGHEST DAILY

We revise the following line item (and footnote 3) in the section of your prospectus entitled “Your Optional Benefit Fees and Charges” to read as appears below.  This charge reflects the fact that the current charge and maximum charge for this benefit are the same, and thus clarifies the comparable portion of the May 1, 2009 prospectus.

YOUR OPTIONAL BENEFIT FEES AND CHARGES 1
OPTIONAL BENEFIT	OPTIONAL BENEFIT FEE/ CHARGE (as a percentage of Sub-account net assets, unless otherwise indicated)	TOTAL ANNUAL CHARGE 2 for B SERIES	TOTAL ANNUAL CHARGE 2 for L SERIES	TOTAL ANNUAL CHARGE 2 for X SERIES
TRUEACCUMULATION -- HIGHEST DAILY
Current and Maximum Charge 3	0.60%	1.75%	2.10%	2.15%

How Charge is Determined

1)
TrueAccumulation -- Highest Daily: Charge for this benefit is assessed against the average daily net assets of the Sub-accounts. If you elected the benefit prior to May 1, 2009, the fees are as follows: The current charge is 0.35% of Sub-account assets. For the B Series, 1.50% total annual charge applies in all Annuity Years. For the L Series, 1.85% total annual charge applies in all Annuity Years, and for the X Series, 1.90% total annual charge applies in all Annuity Years. If you elected the benefit on or after May 1, 2009, the fees are as follows: For the B Series, 1.75% total annual charge applies in all Annuity Years. For the L Series, 2.10% total annual charge applies in all Annuity Years, and for the X Series, 2.15% total annual charge applies in all Annuity Years.

2)
The Total Annual Charge includes the Insurance Charge assessed against the average daily net assets allocated to the Sub-accounts. If you elect more than one optional benefit, the Total Annual Charge would be higher to include the charge for each optional benefit.

3)
Because there is no higher charge to which we could increase the current charge, the current charge and maximum charge are one and the same.  Thus, so long as you retain the benefit, we cannot increase your charge for the benefit.